Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

June 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Moleculin Biotech, Inc.
Registration Statement on Form S-1 (Registration No. 333-287727)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Roth Capital Partners, LLC (“Roth”), as placement agent for the referenced offering, hereby concurs in the request by Moleculin Biotech, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on Wednesday, June 4, 2025, pursuant to Rule 461 under the Securities Act. Roth affirms that it is aware of its obligations under the Securities Act in connection with this offering.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Louis J. Ellis
Name: Louis J. Ellis
Title: Managing Director, Equity Capital Markets